Filed Pursuant to Rule 433

Registration No. 333-138755

333-138755-01

Final Term Sheet

October 29, 2007

Textron Financial Corporation

$400,000,000 Fixed Rate Notes due 2010

Issuer:	Textron Financial Corporation
Ratings:	A3/A-/A- (Stable/Stable/Positive)
Format:	SEC Registered
Ranking:	Senior Unsecured
Issue of Securities:	Medium-Term Notes, Series F due November 1, 2010
Principal Amount:	$400,000,000
Trade Date:	October 29, 2007
Settlement Date:	November 1, 2007
Maturity Date:	November 1, 2010
Interest Payment Dates:	Semi-annually on each May 1 and November 1
First Pay Date:	May 1, 2008
Pricing Benchmark:	4.5% Treasury Notes due May 15, 2010
Coupon:	5.125%
Price:	99.901%
Day Count:	30/360
CUSIP:	88319QL84
All-in price:	99.696%
Proceeds to Issuer:	$398,784,000.00
Bookrunners:	Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the documents incorporated by reference therein and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-800-503-4611, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408, or UBS Securities LLC at 1-888-722-9555, ext. 1088.

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